February 20, 2019

Mitchell Sabshon
Chairman of the Board and Chief Executive Officer
InPoint Commercial Real Estate Income, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

       Re: InPoint Commercial Real Estate Income, Inc.
           Draft Registration Statement on Form S-11
           Submitted December 21, 2018
           CIK No. 0001690012

Dear Mr. Sabshon:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form S-11 filed December 21, 2018

Cover Page

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
2. We note your disclosure throughout that the fees may vary for shares sold through certain participating broker-dealers. It appears this would ultimately impact the prices at which shares are sold to investors. Please provide us your analysis as to how the prospectus contains adequate disclosure on the price of shares to investors in the offering given the possibility of these potential fee variations.
 Mitchell Sabshon
FirstName LastNameMitchell Sabshon Inc.
InPoint Commercial Real Estate Income,
Comapany NameInPoint Commercial Real Estate Income, Inc.
February 20, 2019
February 20, 2019 Page 2
Page 2
FirstName LastName
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.
         We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation
         Finance in prior no action letters. See, for example, Blackstone Real Estate Income Trust,
         Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated
         December 21, 2016), Hines Global REIT II, Inc. (Letter dated April 26,
2017), or Black
         Creek Diversified Property Fund Inc. (Letter dated September 1, 2017). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of
         Mergers and Acquisitions at 202-551-3440.
4. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated
         October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.
Prospectus Summary
What is your relationship with the Inland Real Estate Grou pof Companies, Inc. and Sound Point
Capital Managmeent, LP?, page 1

5. We note that your advisor has delegated certain duties to the sub-advisor. Please file the agreement with your sub-advisor as an exhibit, as required under Item 601(b)(10) of
         Regulation S-K, or provide a detailed analysis explaining why you do not have a beneficial interest in such agreement.
Estimated Use of Proceeds, page 67

6. Please provide a separate use of proceeds table based on each class of shares you are offering. Please quantify the distribution and stockholder servicing fee in a footnote to each respective table, as applicable.
Investment Portfolio
Real Estate Securities, page 87

7. We note that as of September 30, 2018, 74 percent of your portfolio had a credit rating of
         BB- or was not rated at all. We further note the disclosure in your Form 10-Q for the quarterly period ended September 30, 2018 that you continually evaluate the underlying quality of the loans securing your CMBS. Please expand your disclosure to discuss the types of loans underlying your CMBS and the internal risk rating attributed to such loans.
 Mitchell Sabshon
InPoint Commercial Real Estate Income, Inc.
February 20, 2019
Page 3
       In your response, confirm whether such analysis is the same as the credit analysis you perform on your commercial mortgage loan portfolio. Please apply this comment to future periodic filings as applicable.
Net Asset Value Calculation and Valuation Guidelines, page 124

8. We note that you have engaged third parties to provide independent validations of the inputs and assumptions you use and to evaluate the reasonableness of the advisor's NAV calculations. Please tell us what consideration you have given to identifying the third parties as experts and filing their consents. Please refer to Section 7(a) and Rule 436 of the
       Securities Act.
9. We note your disclosure that your process of determining NAV involves the calculation of various components, including the fair value of investments, properties, and liabilities.
       Please tell us if your NAV disclosure will provide investors with a breakdown of each of these components, and, if so, supplementally provide us with an example. Please also tell us how often you will update your disclosure on these components and what type of disclosure you plan to provide investors on the assumptions used in valuing the various components.
Part II. Information Not Required in the Prospectus
Item 33. Recent Sales of Unregistered Securities, page II-1

10. Please revise to briefly describe all of the facts relied upon to make the Rule 506
       Regulation D exemption available. Refer to Item 701(d) of Regulation
S-K.
        You may contact Wilson Lee at 202-551-3468 or Robert Telewicz, Accounting Branch
Chief, at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros, Assistant
Director, at 202-551-3655 with any other questions.



                                                              Sincerely,

FirstName LastNameMitchell Sabshon                   Division of Corporation
Finance
                                                     Office of Real Estate and
Comapany NameInPoint Commercial Real Estate Income, Inc.
                                                     Commodities
February 20, 2019 Page 3
cc:       Jason W. Goode, Esq.
FirstName LastName